                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

(MARK ONE)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

    For the fiscal year ended December 31, 2001

                                      or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the transition period from _________ to _________

    Commission file number 333-85535


             Saga Communications, Inc. Employee Stock Purchase Plan
--------------------------------------------------------------------------------
                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
--------------------------------------------------------------------------------
     (Name of Issuer of Securities Held Pursuant to Plan and Address of its
                          Principal Executive Office)

                            Saga Communications, Inc.
                          Employee Stock Purchase Plan



                           Financial Statements As of
                           December 31, 2001 and 2000
            and for the period from July 1, 1999 to December 31, 1999
                       with Report of Independent Auditors

                            Saga Communications, Inc.
                          Employee Stock Purchase Plan

                              Financial Statements

                        As of December 31, 2001 and 2000
               and for the years ended December 31, 2001 and 2000
            and for the period from July 1, 1999 to December 31, 1999


                                TABLE OF CONTENTS

                                                                  Page

         Report of Independent Auditors                             4
         Financial Statements
         Statements of Financial Condition                          5
         Statements of Income and Changes in Plan Equity            6
         Notes to Financial Statements                              7
         Other Information
         Signatures                                                10
         Exhibit 23 - Consent of Independent Auditors              11

                         Report of Independent Auditors


Plan Administrator
Saga Communications, Inc.
    Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan as of December 31, 2001 and 2000 and the related statements of income and changes in plan equity for the years ended December 31, 2001 and 2000 and for the period from July 1, 1999 to December 31, 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan at December 31, 2001 and 2000, and the results of its operations and changes in its plan equity for the years ended December 31, 2001 and 2000 and for the period from July 1, 1999 to December 31, 1999 in conformity with accounting principles generally accepted in the United States.



                                        /s/ Ernst & Young LLP
                                        ------------------------------------
                                        Ernst & Young LLP

March 7, 2002
Detroit, Michigan

             Saga Communications, Inc. Employee Stock Purchase Plan

                        Statements of Financial Condition


                                                                              December 31,
                                                                          ---------------------
                                                                            2001         2000
                                                                          --------     --------
ASSETS
Common stock of Saga Communications, Inc. at fair value
    (34,753 shares at a cost of $650,025 at December 31, 2001
    and 20,118 shares at a cost of $368,018 at December 31, 2000)         $719,387     $299,255
                                                                          ========     ========

PLAN EQUITY
Plan equity (130 participants at December 31, 2001
and 97 participants at December 31, 2000)                                 $719,387     $299,255
                                                                          ========     ========


See accompanying notes.

             Saga Communications, Inc. Employee Stock Purchase Plan

                 Statements of Income and Changes in Plan Equity



                                                         For the years ended       For the period
                                                              December 31,              from
                                                       ----------------------     July 31, 1999 to
                                                         2001          2000       December 31, 1999
                                                       --------      --------     -----------------

ADDITIONS:
   Participant contributions                           $242,206      $255,859          $56,957
   Employer contributions                                42,757        45,152           10,050
                                                       --------      --------          -------
                                                        284,963       301,011           67,007
DEDUCTIONS:
   Plan distributions                                    (2,837)           --               --
                                                       --------      --------          -------
                                                        282,126       301,011           67,007
Net unrealized appreciation/(depreciation)
    in fair value of investments                        138,006       (68,763)              --
                                                       --------      --------          -------
Net increase                                            420,132       232,248           67,007

Plan equity-beginning of period                         299,255        67,007               --
                                                       --------      --------          -------
Plan equity-end of period                              $719,387      $299,255          $67,007
                                                       ========      ========          =======




See accompanying notes.

                            Saga Communications, Inc.
                          Employee Stock Purchase Plan
                          Notes to Financial Statements
                                December 31, 2001


1. DESCRIPTION OF THE PLAN

In 1999, the stockholders of Saga Communications, Inc. ("Company") approved the Saga Communications, Inc. Employee Stock Purchase Plan ("Plan") under which 1,250,000 shares of the Company's Class A Common Stock could be sold to the Company's employees. The Plan was effective July 1, 1999, and employees were eligible to begin contributing on October 1, 1999.

Employees are eligible to participate in the Plan if they are employed by the Company or any of its subsidiaries and 1) customarily works a minimum of 20 hours per week and 2) have completed six consecutive months of service.

Each calendar year quarter, an offering is made to eligible employees to purchase Class A Common Stock of the Company under the provisions of the Plan. An eligible employee may elect to withhold 1 to 10 percent of their compensation (up to a limit of $25,000 per year) to purchase shares of the Company's stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The Company contributes the difference between the cost of shares acquired and the participant purchase price.

Participants are not permitted under the Plan to dispose of any shares purchased under the Plan within two years after the later of (i) the beginning of the quarter in which a deduction was taken from the participant's compensation for the purchase of the shares, or (ii) the expiration of one year from the date the shares were transferred to the participant.

Participants are immediately 100% vested in the Plan.

Shares are purchased on the last day of each quarter. There were 14,781, 16,809 and 3,309 shares issued under the Plan during 2001, 2000 and 1999, respectively. There were 146 shares disposed during 2001.

The Plan will terminate upon the issuance of 1,250,000 shares pursuant to the Plan, unless an extension of the Plan is approved by the stockholders of the Company. In any event, the Plan will not continue beyond December 31, 2008. The Company currently has no intention of terminating the Plan.

                            Saga Communications, Inc.
                          Employee Stock Purchase Plan
                    Notes to Financial Statements (Continued)


2.   SIGNIFICANT ACCOUNTING POLICIES

ADMINISTRATIVE EXPENSES

The costs of administering the Plan shall be borne by the Company unless and until a participant receives written notice of the impositions of administrative costs, with such costs to begin effective with the next offering as described in
Note 1. Currently, the Company pays all administrative fees and costs associated with the Plan. Brokerage fees or commissions when Class A Common Stock is sold are paid by the participants.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF INVESTMENT

The fair value of common stock held in the Plan is based on the quoted market price of the Company's Class A Common Stock on the last business day of the plan year.

3.   INCOME TAX STATUS

The Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code (the "Code") which allows employees to purchase stock at a discount without immediate taxation on the amount of the discount. The plan is not subject to the Employee Retirement Income Security Act of 1974 (ERISA).

                                 EXHIBIT INDEX



Exhibit

23(a)    Consent of Ernst & Young LLP

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        SAGA COMMUNICATIONS, INC.
                                        EMPLOYEE STOCK PURCHASE PLAN


Date: March 27, 2002                    /s/ Marcia K. Lobaito
                                        ---------------------------------------
                                        Marcia K. Lobaito
                                        Plan Administrator